(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

APPLIED MICRO CIRCUITS CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

215 MOFFETT PARK DRIVE

Address of Principal Executive Office (Street and Number)

SUNNYVALE, CA 94089

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on September 14, 2006, the Company’s Audit Committee concluded that certain of the Company’s financial statements beginning in fiscal 1998 should no longer be relied upon and announced that the Company would file restated financial statements following the completion of the Audit Committee’s investigation and the audit of such restated financials by Ernst & Young LLP. Until the Audit Committee’s review is complete and the restated financials are audited, the Company will be unable to complete and file its Quarterly Report on Form 10-Q for the three months ended September 30, 2006. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after the Audit Committee’s review is complete and the restated financials are audited.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cynthia J. Moreland (Name)	(408) (Area Code)	452-8833 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-k for the year ended March 31, 2006

Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in the results of operations for the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005, including significant increases in the Company’s revenue and expenses. The Company cannot provide a reasonable estimate of the results because the Audit Committee has concluded that the Company will need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. As the Audit Committee’s investigation related to stock option grants is currently ongoing, the Company cannot at this time reasonably estimate the amount of any such charges, the resulting tax and accounting impact, or which periods may require restatement.

Applied Micro Circuits Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2006	By:	/s/ Cynthia J. Moreland
Cynthia J. Moreland,
Vice President, General Counsel & Secretary

This report contains forward-looking statements including statements regarding the expected timing of the filing of the Company’s Quarterly Report on Form 10-Q, the expected financial results for the three months ended September 30, 2006, additional estimated compensation expense to be recognized by the Company and the filing of restated financial statements. These forward-looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including, but not limited to, the results of the independent public accountants’ review of the Audit Committee’s conclusions, the Securities and Exchange Commission’s inquiry relating to the Company’s option grant practices, the investigation into those practices by the U.S. Attorney, and derivative lawsuits filed since July 2006. More information about potential factors that could affect the Company’s business and financial results is included in the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended March 31, 2005, and the Company’s other filings with the Securities and Exchange Commission. Actual results could differ materially, as a result of such factors, from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the issuance of this report.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).